UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

American Axle & Manufacturing Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

024061103
(CUSIP Number)

Eric Schondorf General Counsel c/o American Securities LLC 299 Park Avenue, 34th Floor New York, NY 10171 212-476-8078
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 024061103	13D	Page 2

1	NAME OF REPORTING PERSONS
ASP MD Investco L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
10,682,679 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
10,682,679 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
10,682,679 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.60% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
PN

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.

CUSIP No. . 024061103	13D	Page 3

1	NAME OF REPORTING PERSONS
American Securities Partners VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
10,682,679 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
10,682,679 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
10,682,679 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.60% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
PN

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.

CUSIP No. . 024061103	13D	Page 4

1	NAME OF REPORTING PERSONS
American Securities Partners VI(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
10,682,679 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
10,682,679 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
10,682,679 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.60% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
PN

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.

CUSIP No. . 024061103	13D	Page 5

1	NAME OF REPORTING PERSONS
American Securities Partners VI (C), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
10,682,679 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
10,682,679 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
10,682,679 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.60% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
PN

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.

CUSIP No. . 024061103	13D	Page 6

1	NAME OF REPORTING PERSONS
American Securities Partners VI(D), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
10,682,679 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
10,682,679 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
10,682,679 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.60% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
PN

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.

CUSIP No. . 024061103	13D	Page 7

1	NAME OF REPORTING PERSONS
American Securities Associates VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
10,682,679 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
10,682,679 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
10,682,679 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.60% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
OO

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.

CUSIP No. . 024061103	13D	Page 8

1	NAME OF REPORTING PERSONS
American Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
8,670 (see Item 5)

	8	SHARED VOTING POWER:
10,682,679 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
8,670 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
10,682,679 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
10,691,349 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.61% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
OO; IA

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.

This Amendment No. 1 amends the Schedule 13D filed April 17, 2017 (the “Original Schedule 13D”) and is filed by (i) ASP MD Investco L.P., a Delaware limited partnership (“Investco”), (ii) American Securities Partners VI, L.P., a Delaware limited partnership, American Securities Partners VI(B), L.P., a Delaware limited partnership, American Securities Partners VI(C), L.P., a Delaware limited partnership, and American Securities Partners VI(D), L.P., a Delaware limited partnership (together, the owners of the limited partnership interests in Investco, the “Sponsors”), (iii) American Securities Associates VI, LLC, a Delaware limited liability company (“GP”), the general partner of each Sponsor, and (iv) American Securities LLC (“ASLLC”), a New York limited liability company which provides investment advisory services to each Sponsor and the GP (each a “Reporting Person” and, collectively, the “Reporting Persons”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of American Axle & Manufacturing Holdings, Inc. (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

The purpose of this Amendment No. 1 is to reflect that on November 6, 2017, Investco entered into an Underwriting Agreement (the “Underwriting Agreement”) pursuant to which Investco agreed to sell 15,000,000 shares of Common Stock to the underwriter named therein, in connection with a registered offering (the “Offering”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 1, as of November 10, 2017, are incorporated herein by reference.  As of November 10, 2017, ASLLC was the beneficial owner of 10,691,349 shares of Common Stock (of which 8,670 shares of Common Stock are directly owned by ASLLC and 10,682,679 shares of Common Stock are directly owned by Investco), which represents 9.61% of the number of shares of Common Stock outstanding (based on 111,290,072  shares of Common Stock outstanding as of November 6, 2017 (as provided by the Issuer). None of the Scheduled Persons own any shares of Common Stock.

(b)
The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 1 and (ii) Item 5(a) hereof, in each case, as of November 10, 2017, are incorporated herein by reference. None of the Scheduled Persons own any shares of Common Stock.

(c)
Except for the shares of Common Stock acquired in the Merger, none of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction with respect to the shares of Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Stockholders’ Agreement, the Stockholders had the right to nominate directors to the Issuer’s board of directors for so long as ASLLC and its controlled affiliates (other than any of ASLLC’s portfolio companies) owned at least 7.5% of the outstanding shares of Common Stock. As a result of the Offering, the beneficial ownership amount of Stockholders and any controlled affiliates of ASLLC has decreased to 9.61%. The Stockholders have thereby lost the right to nominate, if the Issuer’s board of directors has eleven members, three directors . However, they still retain the right to nominate, (i) two directors if the Stockholders and any controlled affiliates of ASLLC beneficially own greater than 9% and less than or equal to 18% of the outstanding shares of Common Stock; and (ii) one director if the Stockholders and any controlled affiliates of ASLLC beneficially own equal to or less than 9% of the outstanding shares of Common Stock.

Underwriting Agreement

In connection with the Offering, Investco entered into an underwriting agreement, dated November 7, 2017, by and among Investco and Deutsche Bank Securities Inc. (the “Underwriter”) pursuant to which Investco sold 15,000,000 shares of Common Stock at a price of $17.37 per share.

Lock-Up Agreements

In connection with the Offering, Investco and ASLLC entered into lock up agreements (the “Lock Up Agreements”) on November 7, 2017 pursuant to which Investco and ASLLC agreed, with certain exceptions, not to sell or transfer any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, for 30 days after November 8, 2017, without first obtaining the written consent of the Underwriter.

The foregoing summaries are qualified in their entirety by reference to the Underwriting Agreement and the Lock Up Agreements. The Underwriting Agreement (including a form of Lock Up Agreement) is filed as Exhibit 3 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated April 17, 2017 (filed as Exhibit 1 to the Issuer’s Schedule 13D filed with the SEC on April 17, 2017). †

2	Stockholders’ Agreement, dated as of April 6, 2017, among the Issuer, ASLLC and Investco (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 6, 2017). †

3
Underwriting Agreement, dated as of November 7, 2017, among Investco and Deutcshe Bank Securities Inc. (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 14, 2017).†

* Filed herewith.
† Incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 14, 2017
ASP MD INVESTCO L.P.

/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President

AMERICAN SECURITIES PARTNERS VI, L.P.
By: American Securities Associates VI, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES PARTNERS VI(B), L.P.
By: American Securities Associates VI, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES PARTNERS VI(C), L.P.
By: American Securities Associates VI, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES PARTNERS VI(D), L.P.
By: American Securities Associates VI, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES ASSOCIATES VI, LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President and Chief Executive Officer